Exhibit 99.1

Pansoft Announces Second Fiscal Quarter 2010 Financial Results

JINAN, China, February 9, 2010, Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced financial results for the second fiscal quarter ended December 31, 2009.

Highlights for the Second Quarter 2010

●	Total revenues were $4.9 million, an increase of 47% compared to $3.3 million for the quarter ended December 31, 2008
●	Gross profit was $2.6 million, an increase of 56% compared to $1.7 million for the quarter ended December 31, 2008
●	Gross margin was 53%, compared to 50% in the for the quarter ended December 31, 2008
●	Operating profit was $2.1 million, an increase of 93% compared to $1.1 million for the quarter ended December 31, 2008
●	Net income was $1.9 million, an increase of 94% compared to $1.0 million for the quarter ended December 31, 2008
●	Diluted earnings per share was $0.36, an increase of 64% compared to $0.22 for the quarter ended December 31, 2008
●	Adjusted net income excluding share-based compensation expenses was $2.01 million, an increase of 80% compared to $1.16 million for the quarter ended December 31, 2008.
●	Adjusted Diluted EPS excluding share-based compensation expenses was $0.42, an increase of 68% compared to $0.25 for the quarter ended December 31, 2008

On December 11, 2009, Pansoft’s Board of Directors authorized a change in the Company's fiscal year end to June 30 from December 31 because the new fiscal year end is more consistent with the purchasing cycle of its major customers.  As a result of this change, the quarter ended December 31, 2009 represents the second quarter of the fiscal year ending June 30, 2010.

To assist shareholders with understanding the change in fiscal year, the company is presenting pro-forma financial information for the twelve month period ended December 31, 2009.

Highlights for Twelve Month Period ended December 31, 2009

●	Total revenues were $10.0 million, an increase of 46% compared to $6.9 million for the twelve month ended December 31, 2008, exceeding the company’s previous guidance of a 40% increase.
●	Gross profit was $5.0 million, an increase of 43% compared to $3.5 million for the twelve month ended December 31, 2008
●	Gross margin was 50%, compared to 51% for the twelve month ended December 31, 2008
●	Operating profit was $3.1 million, an increase of 22% compared to $2.6 million for the twelve month ended December 31, 2008
●	Net income was $3.0 million, an increase of 31% compared to $2.3 million for the twelve month ended December 31, 2008
●	Adjusted net income excluding share-based compensation expenses was $3.65 million, an increase of 46%, compared to $2.5 million for the twelve month ended December 31, 2008
●	Diluted earnings per share was $0.55, an increase of 10% compared to $0.50 for the twelve month ended December 31, 2008
●	Adjusted Diluted EPS excluding share-based compensation expenses was $0.67, an increase of 24% compared to $0.54 for the twelve months period ended December 31, 2008

“Once again we delivered solid quarter and calendar year results driven by our focus on execution,” said Guoqiang Lin, Pansoft’s CEO.  “We continued to see large orders from our long term customers and their subsidiaries. Our centralized accounting system has been implemented at our two largest clients, PetroChina and Sinopec, and is also in the process of being integrated with other ERP systems within their operations, which should provide continued demand for our services.  In addition, we have taken a number of initiatives to penetrate into new markets and win new clients and have achieved preliminary success, although yet to significantly  impact our total revenue.  We believe that our strategy to expand our business operations and diversify our customer base will position Pansoft well to achieve our long-term growth and profitability objectives.”

“We enjoyed healthy top and bottom line growth in the second quarter of fiscal year 2010 and over the last twelve months. Adjusted EPS increased by 24% year-over-year driven by our exceptional financial and operational performance” added Allen Zhang, Pansoft’s Chief Financial Officer. “Looking ahead, increasing investments in engineering capabilities, sales and marketing efforts, and system development efficiencies will continue to be key drivers for Pansoft.”

Financial Results Highlights for the Three Months Ended December 31, 2009

Total revenue for the three months ended December 31, 2009 was $4.9 million, a 47% increase from $3.3 million in the three months ended December 31, 2008.  The increase in revenue was due to the increased number and value of contracts for development and integration services.

Cost of sales was $2.3 million, an increase of 38% from $1.7 million in the three months ended December 31, 2008. Cost of sales increased at a slower pace than revenue as a result of cost control measures designed to contain expenses.

Gross profit in the quarter was $2.6 million, an increase of 56% from $1.7 million in three months ended December 31, 2008. Gross margin was 53%, compared to 50% in three months ended December 31, 2008.

Operating expenses were $0.5 million, a decrease of 13% from $0.6 million in the three months ended December 31, 2008.

Operating profit was $2.1 million, an increase of 93% from $1.1 million in the three months ended December 31, 2008. Operating margin was 42% compared to 32% in three months ended December 31, 2008.

Net income was $1.9 million, an increase of 94% from $1.0 million in the corresponding period in 2008. The significant increase in our operating and net profit were due to a substantial increase in revenues from our major contracts and reduction of operating expenses. Diluted earnings per share was $0.36, an increase of 64% from $0.22 in the corresponding period in 2008. Adjusted Diluted EPS excluding share-based compensation expenses was $0.42, an increase of 68% compared to $0.25 for three months ended December 31, 2009.

Financial Results Highlights for the Twelve Months ended December 31, 2008

Pansoft has changed its fiscal year end to June 30.  A transition report on Form 20-F will be filed for the six month transition period ended June 30, 2009. The results for the six month period ended December 31, 2009 will be included in the annual report on Form 20-F for the fiscal year ending June 30, 2010.  To further assist shareholders in understanding the transition to the new fiscal year, pro-forma operating results for the twelve months ended December 31, 2009 are provided below.

Total revenue for the twelve months ended December 31, 2009 was $10.0 million, an increase of 46% from $6.9 million in the twelve months ended December 31, 2008. The increase in revenue was mainly due to increase in number of contracts as well as size of contracts signed with our major long term clients.  This is consistent with Pansoft’s strategy to become an important part of the clients’ IT platform and solicit their IT expansion projects.

Cost of sales was $5.1 million, an increase of 49% from $3.4 million in the twelve months ended in 2008.  Cost of sales increased at a faster rate than revenue growth due to a significant increase in the number of employees as a part of our corporate expansion strategy and technical team enhancement.

Gross profit was $5.0 million, an increase of 43% from $3.5 million in the twelve months ended in 2008. Gross margin was 50%, compared to 51% for the twelve months ended December 31, 2008

Operating expenses were $1.9 million, an increase of 100% from $0.9 million in twelve months ended in 2008. Operating expenses consist primarily of general and administrative expenses, selling expenses, professional fees and stock option expenses. The increase in operating expenses in 2009 was mainly due to the increase in stock based compensation and public listing expenses,  which accounted for 34% and 20% of total operating expenses, respectively.

Operating profit was $3.1 million, an increase of 22% from $2.6 million in twelve months ended December 31, 2008. Operating margin was 31%, compared to 37% in twelve months ended December 31, 2008.

Net income was $3.0 million, an increase of 31% from $2.3 million in the corresponding period in 2008. Adjusted net income, excluding stock-based compensation totaled $3.7 million, an increase of 46% compared to $2.5 million in the twelve months ended December 31, 2008. Diluted earnings per share was $0.55, an increase of 10% from $0.50 in the corresponding period in 2008. Adjusted diluted EPS excluding share-based compensation expenses was $0.67, an increase of 24% from $0.54 for the twelve months ended December 31, 2008.

As of December 31, 2009, Pansoft’s cash and cash equivalents is $14.7 million, an increase of 21% compared to $12.2 million in December 31, 2008. The increase in cash and cash equivalents was primarily a result of increased collection of accounts receivable in the last calendar quarter of 2009. Cash flow from operating activities in 2009 was $2.8 million, an increase of 80% compared to $1,5 million from twelve months ended December 31, 2008.

Business Outlook

Despite the worldwide financial crisis and economic recession in 2009, Pansoft has delivered strong performance, including a 46% increase in revenue in the twelve months ended December 31, 2009, exceeding its previous guidance of 40% revenue growth. In addition, Pansoft’s net profit increased by 31% and adjusted net income increased by 46%.

The Company expects its customization, integration services and solutions will continue to win major contracts from large customers. Going forward the Company intends to expand its business by reorganizing its technical service and development force by establishing four new business departments with the objective to penetrate into new markets and industries. Pansoft’s management believes that demand for its services will continue to grow as the Company leverages its advanced technology and application development expertise within the system integration services domain. Pansoft expects to achieve 40% organic growth in revenue year-over-year for the fiscal year ending in June 30, 2010.

“In addition, the Company has RMB 100 million, or approximately $14.7 million, in cash or cash equivalent on its balance sheet.  This cash reserve allows the Company to focus aggressively on potential acquisition targets as part of its strategy to expand into additional industries.” Said Hugh Wang, Chairman of Board.

Adjusted Financial Measures

This release contains adjusted financial measures. These adjusted financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s adjusted financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its adjusted financial measures.

Reconciliations of the Company’s adjusted measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of adjusted to GAAP Results.” These adjusted measures include adjusted gross profit, adjusted operating expenses, adjusted income from operations, non-GAAP net income, adjusted diluted net income per share and adjusted gross margin.

The Company’s management uses adjusted financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s adjusted financial measures exclude certain special items, including stock-based compensation charge from its internal financial statements for purposes of its internal budgets. adjusted financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these adjusted financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results.

The Company’s management believes excluding stock-based compensation from its adjusted financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The adjusted financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these adjusted financial measures are not prepared in accordance with GAAP, may not be comparable to adjusted financial measures used by other companies and, with respect to the adjusted financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call Information

The Company will host a conference call at 8:30 a.m. ET on February 9, 2010 (9:30 p.m. Beijing Time) to review the Company's financial results and answer questions.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 877-369-6556. International callers should dial +1 706- 758-6238. The conference ID for the call is 54471389.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Tuesday, February 9, 2010 at 10:00 a.m. ET. To access the replay, dial 800-642-1687. International callers should dial +1 706-645-9291 and enter the conference ID 54471389.

A live and archived webcast of the call will be available on the Company's website at http://www.pansoft.com/

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control and customer relationship management.

Forward-Looking Statements

This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft’s acquisition strategies, projected revenue growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.
Contact:

Pansoft Company Limited
Allen Zhang, Chief Financial Officer
Phone: 531-8887-1159
Email: allen.zhang@pansoft.com

CCG Investor Relations Inc
Mr. Crocker Coulson, President
Phone: 646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

 Unaudited Consolidated Statements of Income and Comprehensive Income
 (In US Dollars)

	(Unaudited)		(Unaudited)
In USD	For Three Months Ended December 31,		For Six Months Ended December 31,		For 12 Months Ended December 31,
	2009	2008	2009	2008	2009	2008
					(Unaudited)	(Audited)
Sales	4,910,177	3,343,408	7,115,646	5,514,446	10,055,552	6,891,710
Cost of sales	2,308,226	1,670,275	3,336,573	2,365,278	5,051,491	3,395,695
Gross profit	2,601,951	1,673,133	3,779,073	3,149,168	5,004,061	3,496,015
Gross Margin	53%	50%	53%	57%	50%	51%
Expenses
G/M expenses	119,431	355,625	236,399	486,452	485,641	566,716
Selling expenses	160,297	21,010	254,917	29,516	376,711	36,047
Professional fees	87,656	51,423	217,437	78,535	387,824	140,072
Stock based compensation	151,127	164,197	302,254	203,012	644,228	203,012
Gain on disposition of property & equipment	(955)	(30)	(964)	(184)	(1,696)	(1,558)
Total Expenses	517,556	592,225	1,010,043	797,331	1,892,708	944,289

Income from operations	2,084,395	1,080,908	2,769,030	2,351,837	3,111,353	2,551,726

Other income (expenses) net,	17,950	13,995	17,035	13,995	13,263	14,532
Government grant	30	-	47	-	161,028	-
Finance cost	(1,952)	(3,326)	(1,930)	(3,781)	(1,952)	(4,199)
Interest income	48,502	56,262	86,562	83,817	150,150	126,294
Income before provision from income taxes	2,148,925	1,147,839	2,870,744	2,445,868	3,433,842	2,688,353
Provision for current income taxes	74,759	197,563	74,759	197,563	87,541	197,563
Provision for deferred income taxes	139,356	(45,526)	173,120	190,633	340,216	190,633

Net income	1,934,810	995,802	2,622,865	2,057,672	3,006,085	2,300,157
Other comprehensive (loss) income	(720)	(24,358)	9,749	34,493	(7,968)	328,521
Comprehensive income	1,934,090	971,444	2,632,614	2,092,165	2,998,117	2,628,678

Consolidated Balance Sheet
(In US Dollars)

	December 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$14,708,248	$12,185,950
Account receivables, net	1,747,376	1,136,159
Unbilled revenues	3,393,563	2,221,142
Prepayment, deposits and other receivables	107,040	107,785
Inventory	117,967	68,348
Income tax receivable

Total current assets	20,074,194	15,719,384
Non-current assets
Property and equipment, net	689,462	650,708
Deferred software development cost	-	73,287
Total assets	$20,763,656	16,443,379

Liabilities
Current liabilities
Accounts payable and accrued liabiliites	$648,957	905,748
Deferred revenue	891,297	181,192
Income tax payable	76,794	192,470
Deferred income taxes	531,330	172,505

Total current liabitilies	2,148,378	1,451,915
Long term liabilities
Deferred income taxes	-	18,531

Total liabilities	2,148,378	1,470,446

Shareholders' equity
Common stock (30,000,000 common
shares authorized; par value of $0.0059
per share; 5,438,232 shares issued and
outstanding as of September 30, 2009)
Share capital	32,080	32,080
Additional paid-in capital	8,866,282	8,222,054
Retained earnings	8,270,822	5,711,114
Statutory reserves		363,063
Accumulated other comprehensive income	636,654	644,622
Total stockholders's equity	18,615,278	14,972,933

Total liabilities and stockholders equity	$20,763,656	16,443,379

RECONCILIATION OF ADJUSTED FINANCIALS TO GAAP RESULTS
(In US Dollars)

	For 12 Months Ended December 31
	Actual Results	Adjustment	Adjusted Results	Adjustment	Adjusted Results
	2009		2009		2008

Sales	10,055,552		10,055,552		6,891,710
Cost of sales	5,051,491		5,051,491		3,395,695

Gross profit	5,004,061		5,004,061		3,496,015
	50%		50%		51%
Expenses
General and administrative expenses	485,641		485,641		566,716
Selling expenses	376,711		376,711		36,047
Professional fees	387,824		387,824		140,072
Stock based compensation	644,228	(644228) (a)		(203,012) (a)
Gain on disposition of property and equipment	(1,696)		(1,696)		(1,558)
	1,892,708		1,248,480		741,277

Income from operations	3,111,353		3,755,581		2,754,738

Other income (expenses), net	13,263		13,263		14,532
Government grant	161,028		161,028
Finance cost	(1,952)		(1,952)		(4,199)
Interest income	150,150		150,150		126,294

Income before provision from income taxes	3,433,842		4,078,070		2,891,365

Provision for current income taxes	87,541		87,541		197,563
Provision for deferred income taxes	340,216		340,216		190,633

Net income	3,006,085		3,650,313		2,503,169

Other comprehensive (loss) income	(7,968)		(7,968)		328,521

Comprehensive income	2,998,117		3,642,345		2,831,690

Basic and diluted net income per share	0.55		0.67		0.54

Basic and diluted weighted average number of shares outstanding shares outstanding	5,438,232		5,438,232		4,613,027
(a)	To adjust stock-based compensation charges

			For the Three Months Ended
	Actual	Adjustment	Adjusted	Adjustment
	Results		Results
	2009		2009		2008

Sales	4,910,177		4,910,177		3,343,408
Cost of sales	2,308,226		2,308,226		1,670,275
	-		-
Gross profit	2,601,951		2,601,951		1,673,133
	53%		53%		50%
Expenses	-		-
General and administrative expenses	119,431		119,431		355,625
Selling expenses	160,297		160,297		21,010
Professional fees	87,656		87,656		51,423
Stock based compensation	151,127	(151,127) (b)	-	(164,197) (b)
Gain on disposition of property and equipment	(955)		(955)		(30)
	517,556		366,429		428,028
	-		-
Income from operations	2,084,395		2,235,522		1,245,105
	-		-
Other income (expenses), net	17,950		17,950		13,995
Government grant	30		30		-
Finance cost	(1,952)		(1,952)		(3,326)
Interest income	48,502		48,502		56,262
	-		-
Income before provision from income taxes	2,148,925		2,300,052		1,312,036
	-		-
Provision for current income taxes	74,759		74,759		197,563
Provision for deferred income taxes	139,356		139,356		(45,526)
	-		-
Net income	1,934,810		2,085,937		1,159,999
	-		-
Other comprehensive (loss) income	(720)		(720)		(24,358)
	-		-
Comprehensive income	1,934,090		2,085,217		1,135,641
	-		-
	-		-
Basic and diluted net income per share	0.36		0.42		0.25
	-		-
Basic and diluted weighted average number of shares outstanding shares outstanding	5,438,232		5,438,232		4,613,027
(b)	To adjust stock-based compensation charges